

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2021

Sue Collyns
Chief Financial Officer
Beachbody Company, Inc.
3301 Exposition Blvd.
Santa Monica, CA 90404

      **Re: Beachbody Company, Inc.**
          **Registration Statement on Form S-1**
          **Filed July 23, 2021**
          **File No. 333-258149**

Dear Ms. Collyns:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Cara Wirth at (202) 551-7127 with any questions.

               Sincerely,

               Division of Corporation Finance
               Office of Trade & Services

cc:    Steven B. Stokdyk